111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com

August 27, 2013

001

FOIA CONFIDENTIAL TREATMENT REQUESTED BY LDR HOLDING CORPORATION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

Mail Stop 4561

RE:	LDR Holding Corporation

Confidential Draft Registration Statement on Form S-1

Initially Submitted on June 5, 2013

CIK No. 0001348324

Ladies and Gentlemen:

We are submitting this letter and its attachment on behalf of our client, LDR Holding Corporation (the “Company”), in response to comment number 44 from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated July 2, 2013 relating to the above-referenced submission.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, on the attachment hereto the Company has reproduced comment number 44 in italicized, bold type and followed such comment with the Company’s response.

[***]	indicates material that has been omitted pursuant to a Request for Confidential Treatment filed with the Securities and Exchange Commission. A complete copy of this letter, including redacted portions so indicated, has been filed separately with the Securities Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY LDR HOLDING CORPORATION

Securities and Exchange Commission Re: LDR Holding Corporation August 27, 2013 Page 2	002

Please refer any questions to the undersigned at (512) 320-9290.

Respectfully submitted,

Andrews Kurth LLP

/s/ Carmelo Gordian
Carmelo Gordian

CONFIDENTIAL TREATMENT REQUESTED BY LDR HOLDING CORPORATION

Securities and Exchange Commission Re: LDR Holding Corporation August 27, 2013 Page 3	A-003

44. Please note that we will delay our final assessment of stock based compensation pending inclusion of the estimated IPO price in the filing.

We supplementally advise the Staff that, on August 13, 2013, representatives of Piper Jaffray & Co., the lead underwriter for the initial public offering of the Company and on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[***]—[***] per share. This preliminary price range reflects a contemplated [***] for [***] reverse stock split to be effected prior to the effective date of the Company’s registration statement.

In addition we advise the Staff that the Company granted an aggregate of 28,000 options at an exercise price of $1.19 per share (equivalent to options to purchase [***] shares at $[***] per share following the contemplated reverse stock split) to approximately 8 employees of the Company on July 29, 2013. Except as described herein, the Company has not granted any other equity awards since June 30, 2013.

In connection with the July option grant and the determination of the proposed price range for the offering, the Company advises the Staff that, in the next amendment to the Company’s registration statement on Form S-1, the Company intends to include disclosure substantially as follows (adjusted for any stock split):

July 29, 2013

Our board of directors granted options to purchase 4,480 shares of common stock with an exercise price per share of $[***] on July 29, 2013. In estimating the fair value of our common stock to set the exercise price of such options as of the date of grant, our board of directors reviewed and considered an independent valuation report for our common stock, which reflected a fair value for our common stock of $[***] per share as of June 30, 2013. In granting options at $[***] at July 29, 2013, the primary factors considered by our board of directors were:

• the continued growth of our business and revenues;

• the fact that we continued to operate at a loss, partially as a result of our continued investment in research and development and our sales and marketing organization;

• a discount rate, based on our estimated weighted average cost of capital;

• a lack of marketability discount;

• our continued progress towards an initial public offering;

• the flat exit value multiples of our comparable companies set since the previous valuation; and

[***]	Portions of this page have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY LDR HOLDING CORPORATION

Securities and Exchange Commission Re: LDR Holding Corporation August 27, 2013 Page 4	A-004

• management’s expectation that we would achieve forecasted revenue for the year ended December 31, 2013.

In addition, our board of directors considered whether changes in the business or other circumstances had impacted the analysis and assumptions associated with the June 30, 2013 valuation. As a result of this analysis, the board of directors determined the fair value of our common stock on July 29, 2013 was $[***] per share.

Initial Public Offering

In consultation with the underwriters for this offering, we determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $[***] per share. In comparison, our estimate of the fair value of our common stock was $[***] per share as of the June 30, 2013 valuation. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. We believe the difference between the fair value of our common stock on June 30, 2013, as determined by our board of directors, and the preliminary price range, as recommended by the underwriters, is the result of the following factors:

•

the preliminary price range necessarily assumes that the initial public offering will occur and a public market for our common stock has been created, and therefore excludes any marketability or illiquidity discount for our common stock, which was appropriately taken into account in our board of directors’ fair value determination;

•	the approval from the FDA for Mobi-C for use in one-level cervical disc disease, which was received on August 7, 2013;

•	the approval from the FDA for Mobi-C for use in two-level cervical disc disease, which was received on August 23, 2013;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for medical device companies such as us; and

•	an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

*  *  *

[***]	Portions of this page have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.